June 16, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (706) 692-6820

J. Donald Boggus, Jr.
President and Chief Executive Officer
Crescent Banking Company
7 Caring Way
Jasper, GA  30143

	Re:	Crescent Banking Company
		Form 10-K for the year ended December 31, 2004
		File No. 0-20251

Dear Mr. Boggus:

      We have reviewed your filing and have the following
comments.
We have limited our review to the matters related to the issues
raised in our comments.   We think you should revise your future
filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Loans, page F-10
1. You disclose that costs are netted against fees and are reported as a reduction of other expenses in the statement of income. Please revise to clarify what these costs represent and how your accounting policy considers the requirements of paragraph 5 of SFAS 91 and paragraph 21 of SFAS 65. Also, clarify the basis for reporting these amounts as a reduction of other expenses since they appear to more appropriately represent other income.


Note 2 - Discontinued Operations, page F-14
2. Please revise here and in MD&A, as appropriate, to discuss the following:
* The facts and circumstances resulting in the increased liability after the disposal date, clarifying why it was not identified and measured at the measurement date;
* The period over which you have to indemnify the acquiror for losses;
* Discuss the reasons why you structured the disposal of these operations in such a manner that it was possible that you would receive no proceeds from the disposal, including why management believed this was the best course of action in disposing of these operations;
* Discuss the terms of the earn out agreement in more detail, including whether it was based on only the operations of the disposed component of your operations or of the acquiror`s total operations;
* Discuss the reasons for the deterioration of these operations subsequent to their disposal. It appears to us that these operations where profitable when you owned them; and
* Please disclose, if true, that the acquiror of these operations was an unrelated, third party.

*    *    *    *


      Please file a response to these comments within 10 business
days.    Indicate your intent to provide the requested disclosures
in
future filings and include drafts of your intended revisions. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding our comments.



      Sincerely,


						Paul Cline
						Senior Accountant


J. Donald Boggus, Jr.
Crescent Banking Company
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